

March 14, 2011

By facsimile to (612) 234-4667 and U.S. Mail

Mr. Richard E. Gilbert
Chairman, President, and Secretary
Minn Shares Inc.
1624 Harmon Place, Suite 210
Minneapolis, MN 55403

Re: Minn Shares Inc.
        Amendment 1 to Registration Statement on Form 10
        Filed February 28, 2011
        File No. 0-54218

Dear Mr. Gilbert:

We reviewed the filing and have the comments below.

Form of Acquisition, page 3

1. Refer to prior comment 5. As requested previously, disclose the information provided to us: "The Company currently does not have a corporate policy in place with respect to related party transactions and at the present there is no intent to merge or acquire another company in which promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest…"

Involvement in Certain Legal Proceedings, page 9

2. Refer to prior comment 9. As requested previously, disclose also that Mr. Lawrence P. Grady was ordered to cease and desist from violating the anti-fraud provisions of the Exchange Act in the second paragraph under this subheading.

Closing

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director